

13030032

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 01 2013

SEC FILE NUMBER
8-47290

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Mutual of Omaha Investor Services, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Mutual of Omaha Plaza
(No. and Street)

Omaha NE 68175-1020
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Amy Owens **402-351-6634**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1601 Dodge Street, Suite 3100 Omaha NE 68102
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/13

OATH OR AFFIRMATION

I, **AMY OWENS**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **MUTUAL OF OMAHA INVESTOR SERVICES, INC.** (the "Company"), for the years ended December 31, 2012 and 2011, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: **NONE.**



Signature


GENERAL NOTARY - State of Nebraska
CAROL L. COLDANGHISE
My Comm. Exp. April 10, 2013

MOIS Chief Operating Officer
Title



Notary Public

This report ** contains (check all applicable boxes):

- [X] Independent Auditors' Report.
- [X] (a) Facing Page.
- [X] (b) Statements of Financial Condition.
- [X] (c) Statements of Operations.
- [X] (d) Statements of Cash Flows.
- [X] (e) Statements of Shareholder's Equity.
- [X] (f) Statements of Changes in Subordinated Borrowings.
- [X] Notes to the Financial Statements.
- [X] (g) Computation of Net Capital for Brokers and Dealers Pursuance to Rule 15c3-1 under the Securities Exchange Act of 1934.
- [X] (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
- [X] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
- [ ] (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3.
- [ ] (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A Copy of the SIPC Supplemental Report (Filed Separately).
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Controls).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MUTUAL OF OMAHA INVESTOR SERVICES, INC.

(S.E.C. I.D. No. 08-47290)

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012 AND 2011
AND
INDEPENDENT AUDITORS' REPORT
AND
INDEPENDENT AUDITORS' SUPPLEMENTAL REPORT ON
INTERNAL CONTROL
REQUIRED BY SECURITIES AND EXCHANGE COMMISSION
RULE 17a-5 FOR THE YEAR ENDED DECEMBER 31, 2012

******

Filed pursuant to Rule 17a-5(e)(3)
as a **PUBLIC** Document

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-9706
USA

Tel: +1 402 346 7788
Fax: +1 402 997 7875
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Mutual of Omaha Investor Services, Inc.
Omaha, Nebraska

We have audited the accompanying statements of financial condition of Mutual of Omaha Investor Services, Inc. (the "Company"), as of December 31, 2012 and 2011, and the related notes to the financial statements (the "financial statements"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involve performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, such statements of financial condition referred to above present fairly, in all material respects, the financial position of Mutual of Omaha Investor Services, Inc. as of December 31, 2012 and 2011, in accordance with accounting principles generally accepted in the United States of America.



February 28, 2013

MUTUAL OF OMAHA INVESTOR SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS		
CASH AND CASH EQUIVALENTS	$3,320,212	$3,404,900
CLEARING ACCOUNT DEPOSITS WITH CLEARING ORGANIZATIONS	35,000	35,000
RECEIVABLES:		
Advisory fees	218,000	210,227
Dealer concessions	503,548	2,103,783
Service fees	607,327	523,886
Other	414,180	251,055
Total receivables	1,743,055	3,088,951
OTHER ASSETS	178,395	208,827
TOTAL	$5,276,662	$6,737,678
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Payable to affiliate	$ 619,340	$ 546,530
Accrued expenses and other liabilities	28,116	43,241
Accrued commissions and other compensation	1,401,216	1,134,456
Total liabilities	2,048,672	1,724,227
COMMITMENTS, CONTINGENCIES AND GUARANTEES (Note 8)		
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value, 10,000 shares authorized, issued and outstanding	10,000	10,000
Paid in capital	1,990,000	1,990,000
Retained earnings	1,227,990	3,013,451
Total stockholder's equity	3,227,990	5,013,451
TOTAL	$5,276,662	$6,737,678

See notes to statements of financial condition.

1. NATURE OF OPERATIONS

Mutual of Omaha Investor Services, Inc. (the "Company") is a registered securities broker-dealer organized in 1993 and is a wholly owned subsidiary of Mutual of Omaha Holdings, Inc. ("Holdings"), which is a wholly owned subsidiary of Mutual of Omaha Insurance Company ("Mutual"). The Company is engaged principally in providing financial services to consumers directly through Mutual's agency sales force. The Company is also the principal underwriter for variable products registered by Mutual subsidiaries: United of Omaha Life Insurance Company ("United") and Companion Life Insurance Company ("Companion"). The Company is also the wholesaler for the Stadion Mutual Funds. The Company operates on a fully-disclosed basis and executes and clears trades through an unaffiliated broker-dealer, RBC Correspondent Services. Therefore, the Company is exempt from the provisions of Securities and Exchange Commission (SEC) Rule 15c3-3 under paragraph (k)(2)(ii) of the Rule.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The preparation of the statements of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statements of financial condition. Actual results could differ from those estimates.

Income Taxes — Deferred tax liabilities and assets are determined based on the differences between financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Primary differences relate to accrued vacation, bonus payments, and software amortization.

Cash Equivalents — The Company considers money market mutual funds to be cash equivalents. The carrying amounts for the money market mutual funds equals their fair value. The money market mutual funds are classified as level 1 of the fair value hierarchy as the fair values are based on quoted prices in active markets for identical securities. Total money market mutual funds at December 31, 2012 and 2011, are as follows:

	2012	2011
Money market mutual funds	$3,100,000	$3,300,000

Software Development Costs — The Company capitalizes costs associated with software developed or obtained for internal use and amortizes such costs over a five-year period. The Company had capitalized costs of $120,660 and $297,441 as of December 31, 2012 and 2011, respectively, net of accumulated amortization of $67,685 and $220,334, respectively, related to software included in other assets. In 2012 and 2011, no new software costs were capitalized.

Concentrations — A significant portion of the Company's business is with a limited number of dealers.

Subsequent Events — The Company has evaluated subsequent events through the date the financial statements were issued and has determined that there are no material events that require adjustment to or disclosure the statements of financial condition.

3. NET CAPITAL

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934, which requires maintenance of minimum net capital, as defined in the Rule. Under the Rule, the Company is required to maintain a minimum net capital of the greater of $50,000 or 6 2/3% of aggregate indebtedness, and not allow the ratio of "aggregate indebtedness" to "net capital," as those terms are defined in the Rule, to exceed 15 to 1. At December 31, 2012, the Company's net capital, as defined, was $2,097,697, and its required net capital was $136,533 based on aggregate indebtedness of $2,047,992. The Company's ratio of aggregate indebtedness to net capital was 0.98 to 1.

4. RELATED PARTY TRANSACTIONS

During the years ended December 31, 2012 and 2011, Mutual and its subsidiaries provided data processing services, printing, group insurance, payable processing, promotional, and other services based upon formal management agreements. The Company had amounts payable of $619,340 and $546,530 as of December 31, 2012 and 2011, respectively, to Mutual and its subsidiaries for these services. As of December 31, 2012 and 2011, the Company and Mutual participated in an expense sharing agreement where the Company received payments of $1,533,750 and $2,700,000, respectively, from Mutual. The expense sharing agreement relates to the on-going agent fee to be paid to the Company to offset operating expenses incurred by the Company. The agreement is subject to termination by either party upon 30 days written notice.

The Company acts as the underwriter of individual variable annuities and variable universal life products for United and Companion as well as providing advisory services for United. The Company receives retail and administrative compensation for United and Companion group variable annuities. The Company had accounts receivable of $97,194 and $116,825 as of December 31, 2012 and 2011, respectively, from United and Companion. The Company had accounts payable of $26,356 as of December 31, 2011 to United. The Company did not have an accounts payable to United as of December 31, 2012.

Transactions with related parties are not necessarily indicative of amounts which would have occurred had the parties not been related.

The Company paid a $1,500,000 dividend to Mutual on December 3, 2012.

5. SUBORDINATED LOAN

The Company repaid $1,195,000 of subordinated loan and interest payable to Holdings on the loan's maturity date of September 30, 2011. The interest rate on this loan was 6%. This subordinated loan was covered by an agreement approved by the Financial Industry Regulatory Authority, Inc. (FINRA) to compute adjusted net capital.

Prior to September 30, 2011, the subordinated loan was available in computing net capital under the SEC's uniform net capital rule. The Company determined it was able to remain in compliance with minimum net capital requirements as of September 30, 2011, therefore the loan was repaid.

There were no borrowings under subordinating agreements as of December 31, 2012 and 2011, respectively.

6. EMPLOYEE BENEFIT PLANS

The Company participates with Mutual and certain affiliates (collectively as the "Companies") in a noncontributory defined benefit plan covering all United States employees meeting certain minimum requirements. Retirement benefits are based upon years of credited service and final average earnings history. Effective January 1, 2005, the defined benefit plan was amended to freeze plan benefits for participants 40 years and under. No benefits are available under the defined benefit plan for employees hired on or after January 1, 2005.

The Companies also provide certain postretirement medical and life insurance benefits to employees hired before January 1, 1995. Benefits are based upon hire date, age and years of service. The Companies use the accrual method of accounting for postretirement benefits. The Company is charged by Mutual for the cost of the Company's portion of the plans based on an actuarial valuation. All obligations under the plans reside with Mutual.

Plan assets for the defined benefit plan and the postretirement benefits plan include investments in United investment contracts.

The Companies also sponsor various defined contribution plans.

7. INCOME TAXES

The Company files a consolidated federal income tax return with Mutual and certain affiliates. The Company files a consolidated Nebraska state income tax return with Holdings and certain other affiliates. The Company has a federal tax-sharing agreement whereby it pays to or receives from Mutual an amount equal to the federal income tax expense (benefit) which the Company would have incurred had it filed a separate return. There is no state income tax sharing agreement and the Company is not required to submit payment to any affiliate for the use of combined group state tax losses.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred income taxes payable, at December 31, 2011 and 2010 were as follows (in thousands):

	2012	2011
Expenses deductible in subsequent periods	$ 63,427	$ 40,519
Deferred tax assets	63,427	40,519
Depreciation and amortization	55,874	57,041
Deferred tax liabilities	55,874	57,041
Net deferred income tax (receivable) payable	$ (7,553)	$ 16,522

At December 31, 2012, the Company recorded the net deferred tax asset within other receivables. At December 31, 2011, the Company recorded the net deferred tax liability within payable to affiliate. At

December 31, 2012, the Company recorded an income tax receivable of $128,638 included within other receivables. At December 31, 2011, the Company recorded an income tax payable of $107,394 included within payable to affiliate.

The Company classifies all interest and penalties related to uncertain tax positions as income tax expense. As of December 31, 2012 and 2011, there were no accrued uncertain tax positions recorded as an income tax liability in the statements of financial condition, and nothing is recognized as income tax expense in the statements of operations. The Company is included in a consolidated U.S. Corporate Income Tax Return that is being examined by the Internal Revenue Services for the years 2007 through 2011, and remains subject to state examination for these years.

8. COMMITMENTS AND CONTINGENCIES

The Company has provided guarantees to its clearing brokers. Under the agreements, the Company has agreed to indemnify the clearing brokers for customers introduced by the Company that are unable to satisfy the terms of their contracts. Unsecured amounts in accounts introduced by the Company were insignificant as of December 31, 2012 and 2011. Management believes the potential for the Company to be required to make payments under these agreements is remote. Accordingly, no amounts are recorded on the Statements of Financial Condition for these contingent liabilities. However, the Company has deducted these amounts from its net capital in accordance with Rule 15c3-1.

* * * * * *

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-9706
USA

Tel: +1 402 346 7788
Fax: +1 402 997 7875
www.deloitte.com

February 28, 2013

Board of Directors
Mutual of Omaha Investor Services, Inc.
Omaha, Nebraska

In planning and performing our audit of the financial statements of Mutual of Omaha Investor Services, Inc. (the "Company") as of and for the year ended December 31, 2012 (on which we issued our report dated February 28, 2013, and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

